U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[X] Form 10-KSB;[ ] Form 20-F;[ ] Form 11-K;[ ] Form 10-QSB;[ ] Form N-SAR

     For Period Ended: March 31, 1996
     [ ]Transition Report on Form 10-K                      SEC FILE NUMBER
     [ ]Transition Report on Form 20-F                        033-03362-D
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: ___________________________________
______________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

Part I--Registrant Information
______________________________________________________________________________

     Full Name of Registrant: KleenAir Systems, Inc.
     Former Name if Applicable:
     Address of Principal Executive Office (Street and Number):
               828 Production Place
               Newport Beach, CA  92663
______________________________________________________________________________

Part II--Rules 12b-25 (b) and (c)
______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semiannual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
______________________________________________________________________________

Part III--Narrative
______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     During February and early March 2000, the Registrant was involved in negotiating and consummating agreements to obtain funding to complete studies of its patented technology and to merge this technology with technology being developed by another entity. These negotiations consumed significant amounts of time for Company management. With funding obtained, efforts to expedite testing and movement through a governmental approval process consumed additional significant amounts of time. Since the Company has limited personnel and resources, these activities delayed completion of final accounting records and provision of those to our auditors. As a direct result, they are unable, without unreasonable expense and effort, to complete their audit of the financial statements for the year ended December 31, 1999 and to issue their report thereon within the March 30 due date for filing the Form 10-KSB.

Completion of the filing is fully expected to occur within the fifteen day extension created through this notification.

______________________________________________________________________________

Part IV--Other Information
______________________________________________________________________________

     (1)Name and telephone number of person to contact in regard to this
notification:     Lionel Simons          (949) 574-1600

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
is no, identify report(s).                                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                            [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          KLEENAIR SYSTEMS, INC.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 30, 2000       			By: /s/   LIONEL SIMONS.
                                            Lionel Simons, President and
											Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
______________________________________________________________________________

                         Robert Early & Company, P.C.



March 29, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  200549


RE:  KleenAir Systems, Inc.
     SEC File # 033-03362-D


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of KleenAir Systems, Inc. and have been engaged to audit its financial statements as of and for the year ended December 31, 1999. The Registrant has stated in Part III of its filing on From 12b-25 that it is unable to timely file its Annual report on Form 10-KSB for the year ended December 31, 1999 because our firm has not yet completed an audit of the financial statements of the Registrant for the year ended December 31, 1999, and are therefore unable to furnish the required report on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in part III of its filing on Form 12b-25. Please be advised that we concur with the statement that we have been delayed in our receipt of the Registrant's financial statements and supporting documentation and have been thus delayed in the completion of our audit of those statements.

Very truly yours,


/s/ Robert Early & Company, P.C.
ROBERT EARLY & COMPANY, P.C.